CERTIFICATION PURSUANT TO 18 U.S.C.

                                                                   Exhibits 99.2

     Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

     In connection with the Annual Report on Form 20-F of Oxford Investments Holdings Inc., a company organized under the laws of under the laws of Ontario, Canada (the "Company"), for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

1. the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.




By:     /S/ Michael Donaghy
       -----------------------
       Michael Donaghy
       Chief Financial Officer

Date:  June 29, 2006